株式会社日本格付研究所

最終更新日：2013 年 7 月 1 日

業種別格付方法

【生命保険】

本稿は、主に国内の生命保険会社を対象としている。生命保険会社の格付は、生命保険事業の特性、事業基盤、経営陣や経営方針、業績、運用、流動性、資本の充実度、財務上の柔軟性、リスク管理に着目して行っている。海外の生命保険会社、生命保険グループなどについては、所在地の法会計制度、金融行政のあり方などを踏まえ、分析指標などに関して、必要な調整を加えるなどした上で、本格付方法を準用する。

1. 事業基盤

(1) 産業の特性

少子高齢化を背景に、伝統的に生命保険会社の中核の収益源となってきた死亡保障商品に係る保有契約高は減少傾向にある一方で、第三分野商品、年金商品などの長生きリスクに係る保障ニーズが高まってきていることから、生命保険会社の商品構成は徐々に変化してきている。

生命保険業は免許制であることなど一定の参入障壁があることに加え、特に専属チャネルによって複雑な長期の保障性商品が販売される場合には、商品比較が容易ではなく、価格競争が起こりにくい。一方で、新興チャネルである乗合代理店による比較販売などについては、より競争が起こりやすいなど、徐々にではあるが、収益性が圧迫されてきている。

死亡保障商品の保有契約については、高い運用リスクを取らず、厳格な引受基準に基づいて大数の法則が働く保有契約の規模を有することが、比較的安定的なキャッシュフローを享受することにつながる。一方で、金利リスクの管理態勢が不十分であるなど保険負債の特性と整合的でない運用が行われている場合においては、長期の生命保険商品に係る逆ざやが収益性を圧迫する可能性があり、各生命保険会社の ALM 態勢が、収益、キャッシュフローの水準や安定性に影響を与える。

第三分野商品については、社会的なニーズの増大などを背景に、一定の成長性が認められるが、保険事故の発生率に係る不確実性を伴うため、安全割増に加え、妥当なリスク管理に基づく商品設計が肝要である。

投資性保険商品については、一般的に保険関係損益は限定的であり、収益性が低い。最低保証付変額年金などは、複雑なリスクプロフィールを有しており、十分なリスク管理態勢が整備されていない場合には、市場リスクのボラティリティの急激な高まりにより、当該商品の将来にわたる収益の確保が容易ではない場合も想定される。

生命保険会社は、金融庁により監督され、リスク対比のバッファーの充実度を示すソルベンシー・マージン（SM）比率の算出が義務付けられ、SM 規制が生命保険会社のリスク管理を促進することに一定程度貢献しているものの、早期是正措置の発動基準である 200%を上回る SM 水準において破綻した生命保険会社が見受けられる。今後、SM 比率の算出基準の見直しが行われ、さらに財務の健全性の実態が掌握し易くなることも想定される。

破綻保険会社の保険契約は、救済保険会社による保険契約の移転、合併、株式取得などにより、

破綻後も契約を継続できるが、責任準備金の削減が行われることがある。この場合、高予定利率契約を除き、破綻時点の責任準備金の 90％までは保険業法等に基づき、生命保険契約者保護機構によって補償され、残りの 10％については更生計画などにより決定されることになる。責任準備金の削減のほかに、予定利率の引き下げ等の契約条件変更が行われることがある。生命保険契約者保護機構の資金源の一部は健全な生命保険会社からの資金拠出を伴うものであり、破綻生命保険会社が出現することが、健全な生命保険会社に一定の財務負担を課すことになる。

(2) 市場地位、競争力のポイント

顧客基盤、商品構成、市場の特性、販売チャネル体制、事業の多角化の状況、ニッチ市場のあり方などを分析の対象とする。競争力の源泉の例としては、顧客の信頼につながるブランド力、収益性を犠牲にせずに価格競争力を発揮し得る高い事業効率、優良顧客へのアクセスを可能とする販売チャネルなどを有していることが挙げられる。

商品の分析に際しては、各商品の収益性、リスクプロフィールや、商品ポートフォリオの分散状況などの観点を重視する。一般的に、収益の変動が激しい商品よりも長期的に安定した収益が資本蓄積につながる商品の方をプラスに評価する。保険商品は特許の対象ではなく、売れ筋を開発すると競合他社に追随されることが多く、商品性で差別化することは容易ではない。

生命保険会社では、規模の利益が大規模な IT 投資を伴う事業基盤強化などを可能にする側面がある。競合する生命保険会社が同種類の商品を販売している場合、規模が大きければ規模の利益などに起因する他社より高い事業効率が競争力の源泉となりうることから、各会社のユニットコストも分析対象とする。

一方で、規模が成功を保証しているわけではない。特定市場において競合他社の攻勢を防御できるようなニッチプレーヤーが将来にわたり収益力を発揮する可能性もある。特定顧客基盤や特定販売チャネルに訴求力のある保障内容、サービスを効果的かつ柔軟に提供することで、商品、サービスの付加価値を高め、リスク調整後リターンを犠牲にしないで特定のニーズを有した契約者を引き付けるケースも想定される。

販売チャネルについては、チャネル毎の特定生命保険会社との結びつきの強さ、多様化の状況、コスト効率などの観点から分析する。分析対象の生命保険会社が、十分な内部管理態勢の下で、各販売チャネルから継続的に良質な保険契約を獲得しているか否かを評価する。

(3) 経営戦略、経営方針

経営陣による戦略策定、履行に関する分析を行う。経営戦略を理解することによって、単なる定量的な分析よりも踏み込んだ評価が可能となる。経営資源配分などは経営陣がコントロールしうる内的要因であり、各社の競争力や収益性、財務力に影響を及ぼす。戦略の内容、事業の有効性、財務リスクへの耐久力などといった観点から経営陣のビジョンの有効性や戦略履行能力などを分析する。経営陣による的確なリスクの認識に加え、リスク管理を重視する文化が組織に根付いているかも重要なポイントである。

2. 財務基盤

(1) 業績・収益力

　業績を評価するに際し、各社の戦略に裏付けられた、競争力を利益に繋げる能力に着目する。JCR は、業績の実額、成長性、質などの観点から保険会社を分析する。営業活動にも注目しており、昨今は伝統的な死亡保障商品に加え、終身医療商品の販売増加傾向も見られることから、保有契約高、年換算保険料、総資産など複数の指標をベースに分析する。

　収益分析は過去の収益傾向と将来収益、さらに収益の安定性や質も対象とする。有配当保険に関しては、契約者配当は顧客獲得のためのコストと見なし、契約者配当後の利益を収益性の判断基準とする。最低保証付変額年金にかかわる責任準備金の繰入、戻入について調整／未調整の基礎利益の分析、三利源分析、契約価値を含む MCEV：Market Consistent Embedded Value（生命保険会社の企業価値・業績を評価する指標の一つで、貸借対照表やオフバランスの含み損益などから計算される「修正純資産」と保有契約から生じる将来利益の現在価値である「保有契約価値」を合計したもの）の増減要因分析と MCEV などにかかわる感応度分析を含む付随情報も参考指標とする。

　保険会社の収益力は、内部留保を介して資本強化にも繋がり、財務基盤評価の主要な格付の観点の一つである。多くの経営陣は収益指標を主要な戦略目標としており、こうした目標の妥当性や戦略の履行能力、つまりは経営陣の能力が、収益に反映されていると考えられる。

　分析には、将来的な業績も織り込むが、その際、過去の業績傾向に加え業界環境や経営戦略の変化が、保険会社の収益構造の変化をもたらす可能性も考慮する。また、リーマンショック以前に高い引受リスクを伴う変額年金が拡販された事例などを踏まえ、高リスク商品のリスク調整後のリターンに注目し、収益、財務への影響についても考慮する。

　収益力に関する指標などについては、決算状況表、将来収支分析などを参考とする。運用関係損益に関しては、予定利率についても留意し、利付債券からの利息収入などを中心に分析する。

　保険料収入や保険金・年金・給付金や解約返戻金などの支払い、責任準備金の繰入（戻入）、事業費の支払いといった保険関係損益について分析する。死亡保障商品、第三分野などからの死差益などの推移などを注視するのに加え、費差損益を分析対象とし、費用構造の変化、契約の継続率、価格政策などにも注目する。一般的に、医療や介護保険については、医療技術の進歩、医療や介護に係る諸制度の変更などを背景に、実際の発生率が、過去に蓄積されたデータに基づく予定発生率と乖離する可能性が、死亡保障商品の場合よりも高いことも想定される。医療終身保険、介護終身保険については、予定発生率が高齢化に伴う発生率上昇など、通常予見される事象を考慮して設定されていることが必要である。また、実績発生率が予定発生率より上振れするリスクに対応する商品性などの工夫が施されていなければ、当該商品の将来にわたる利益貢献が当初想定しているものを下回る可能性もあるため、発生率に係るシナリオテスト及びその結果などにも注目し、分析の際に参考とする。

　また、貯蓄性商品の特性が強い商品が金融機関代理店によって販売される場合などには、当該商品の経済、金融環境の変化の感応度及びそれに対応する資産運用などに注目する。さらに、可能な範囲で、前述したようなチャネルで販売された商品のリスク特性などを踏まえたシナリオテスト及びその結果などにも注目し、分析の際に参考とする。

（重視する指標）
- 基礎利益
- 死差損益
- 費差損益
- 利差損益
- 保有契約価値増減要因・感応度（入手可能な場合は参考とする指標）
- 運用関係損益
- 保有契約高
- 年換算保険料
- 総資産

(2) 資産の質などのリスクプロフィール

　　生命保険会社は、主力商品の保険金支払いが予測しやすい特性を活かし、一定の運用リスクを採っており、各社によって、資産配分、各資産のリスクプロフィール及びリターンのあり方は様々である。負債特性に合った運用を行うことで、金利リスクを抑制しながら、管理可能なリスクプロフィールの資産運用を実施し、リスク調整後リターンを確保しているか分析する。運用スタイルあるいは運用資産のタイプによって、リスクプロフィールや投資リターンが異なることを考慮し、ALMやリスク管理の技術、運用資産の構成なども分析対象とする。運用資産を資産の質だけでなく分散効果などの観点からも評価する。

(3) 流動性

　　流動性に関しては、価格変動リスクも考慮しながら、ストレスシナリオの下で、迅速な保険金支払いを可能とする流動性を確保しているかを分析する。流動性は、運用資産の構成、商品の解約控除や時価調整機能の有無、販売チャネル、顧客基盤などにも影響される。各保険会社の ALM 体制も勘案した上で、金利上昇局面に係わる解約行動の分析も考慮に入れる。例えば、貯蓄性商品に関しては、営業職員チャネルで販売された場合と金融機関などの代理店で販売された場合とでは、契約者の解約行動が異なる可能性もあることに留意する。
　　（重視する指標）
- （現預金・国債などの）流動性水準、主要資産の構成比

(4) 資本の充実度

　　資産負債の一体的な時価評価（経済価値ベース）を踏まえた実質自己資本の充実度を評価するのに加え、現行規制上の指標も参考にしている。実質自己資本の充実度を評価する際に勘案するリスクとしては、資産運用リスク、保険引受リスク、オペレーショナルリスクなどが挙げられる。各保険会社の内部モデルに基づく資産負債の一体的な金利リスクなども注目する。資産負債の一体的な時価評価方法は、各社間で完全に同一ではないと考えられることから、各社の計測方法の特性にも留意しつつ、内部管理上の諸数値を評価の対象とする。

現行規制上の指標を参考とする際の修正自己資本の構成項目として、相互会社の場合は剰余金（社外流出控除後）、基金償却積立金、株式会社の場合は資本金、資本剰余金などに加え、可能な範囲で逆ザヤ契約の経済価値にも留意した上での責任準備金の解約金相当額超過部分、有価証券の評価差額の一部、基金償却積立金、基金償却準備金、価格変動準備金、危険準備金、未割当の配当準備金、その他法定準備金などを考慮する。また、株式の含み損益に関しては、単年度の実績値のみでなく、ストレステストを実施している。負債と資本の中間的な性質を有するハイブリッド証券についても、資本の充実度の分析に織り込んでいる。また、リスク量については、例えば、株式に係わる価格変動リスクに関しては、長期にわたる株式の価格推移を考慮しボラティリティに基づいたリスク係数を設定している。

（重視する指標）

■　自己資本比率

(5) 財務上の柔軟性

大きな資金ニーズがある時に、機動的に種々の市場で資金調達できる能力を評価する。それに加え、多大な含み益を有している場合に、事業基盤を毀損することなく、その含み益を実現することができるか否かにも着目する。また、将来にわたる内部留保の創出能力も財務上の柔軟性として評価する。

（6）リスク管理態勢

収益リスク経営管理を核とした経営戦略の全社への浸透度合いなどを評価する。具体的には、社内でのリスク許容量と整合的なリスク選好度の浸透、共有化の度合い、トップマネジメントによる主体的なリスク経営管理態勢の構築状況、リスク管理プロセスを組み込んだ社内体制、事業部門レベルでのリスク認識の取り組み方などを評価する。また、リスクガバナンスをリスク管理機能の統治および組織構造などの観点から分析する。さらに、リスク管理態勢の社内での一体性、リスクの測定／モニターの適切性、リスク種類ごとの警告水準とリスク上限についても評価する。新たに顕在化したリスクのタイムリーな掌握、新たに顕在化したリスクの抑制、新たなリスクの顕在化を受けた教訓の活かし方などの諸観点から、各社の不測のリスクが顕在化した際の対応についても分析する。

所要資本と経済資本の各リスクへの配分、経済リスクリターン指標に基づいた戦略面の施策、戦略面の施策の規制上の所要自己資本に与える影響の掌握、事前に定められたリスク許容範囲内での戦略的な資本配賦、保険商品のリスクリターンの考察に基づくリスク調整後の価格設定、リスクリターン分析の結果の当初の想定との乖離を受けた保険契約の売り止め／価格の見直し、リスクリターンに関する決定を最適化するプロセスに基づく資本計画などの諸観点から、リスク調整後リターンの最適化に向けた戦略についても評価する。

以　上

◆留意事項

本文書に記載された情報には、人為的、機械的、またはその他の事由による誤りが存在する可能性があります。したがって、JCR は、明示的であると黙示的であるとを問わず、当該情報の正確性、結果、的確性、適時性、完全性、市場性、特定の目的への適合性について、一切表明保証するものではなく、また、JCR は、当該情報の誤り、遺漏、または当該情報を使用した結果について、一切責任を負いません。JCR は、いかなる状況においても、当該情報のあらゆる使用から生じうる、機会損失、金銭的損失を含むあらゆる種類の、特別損害、間接損害、付随的損害、派生的損害について、契約責任、不法行為責任、無過失責任その他責任原因のいかんを問わず、また、当該損害が予見可能であると予見不可能であるとを問わず、一切責任を負いません。また、当該情報は JCR の意見の表明であって、事実の表明ではなく、信用リスクの判断や個別の債券、コマーシャルペーパー等の購入、売却、保有の意思決定に関して何らの推奨をするものでもありません。本文書に係る一切の権利は、JCR が保有しています。本文書の一部または全部を問わず、JCR に無断で複製、翻案、改変等をすることは禁じられています。

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